UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4) 1

Western Asset Inflation - Linked Securities & Income Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,789,326 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 7,680,826 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,680,826 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.35%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 95766Q106	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 86,000 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 86,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 95766Q106	13D	Page 4 of 8 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)     This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this Amendment No. 4 relates are owned directly by the accounts managed by Karpus;

(ii) Karpus Investment Management Profit Sharing Plan Fund B-Conservative Bond Fund (“Karpus Fund”).  The Karpus Fund will cease to be a Reporting Person immediately following the filing of this Amendment No. 4 to the Schedule 13D.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as filed with Schedule 13D Amendment No. 3 on October 7, 2020, as further described in Item 6. The Karpus Fund will cease to be a Reporting Person immediately following the filing of this Amendment No. 4 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus and Karpus Fund is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Karpus Fund is investing in securities.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus and the Karpus Fund are organized under the laws of the State of New York.

CUSIP No. 95766Q106	13D	Page 5 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 7,680,826 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 26.35% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 7,680,826 Shares beneficially owned by Karpus is approximately $88,321,855, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 86,000 Shares beneficially owned by Karpus is approximately $989,964, excluding brokerage commissions. The Shares purchased by Karpus Fund were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 23, 2020, the Issuer entered into a Standstill Agreement with Karpus (the "Agreement"), pursuant to which the Issuer announced a tender offer for up to 20% of the Issuer's outstanding common stock at a price equal to 99% of the net asset value at the closing of trading on the date the tender offer expires (the "Tender Offer"). Karpus agreed to certain customary standstill provisions, effective as of the date of the Agreement until November 23, 2023 (the “Standstill Period”), prohibiting it from, among other things, seeking, making, proposing or participating in (i) any solicitation of proxies, (ii) any tender or exchange offer, recapitalization, dissolution or other extra-ordinary transaction, other than the Tender Offer, (iii) any short sale or other transaction that derives value from a decline in the market price of the Issuer’s securities, (iv) the formation of any “group” within the meaning of Section 13(d)(3) of the Exchange Act, (v) any nomination, contested solicitation for the removal of directors, or other effort to gain Board representation, (vi) any proposals for consideration by shareholders at an annual or special meeting of shareholders, or (vii) any public statement or proposal to change the number of directors, change the capitalization of the Issuer or otherwise effect material change to the Issuer’s management, business, policies, or corporate structure. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is referenced in Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,152,820 Shares outstanding, which is the total number of Shares outstanding as of May 31, 2020, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on July 24, 2020.

A.	Karpus

(a)	As of the close of business on November 23, 2020, Karpus beneficially owned the 7,680,826 Shares held in the Accounts.

  Percentage: Approximately 26.35%

(b)	1. Sole power to vote or direct vote: 6,789,326
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,680,826
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.

CUSIP No. 95766Q106	13D	Page 6 of 8 Pages

B.	Karpus Fund

(a)	As of November 23, 2020, Karpus Fund beneficially owned 86,000 Shares.

  Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 86,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 86,000

(c)	Karpus Fund did not have any transactions in the Shares during the past sixty (60) days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On November 23, 2020, Karpus and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Karpus Management Inc. and Western Asset Inflation-Linked Income Fund, dated November 23, 2020.

CUSIP No. 95766Q106	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KARPUS MANAGEMENT, INC.

Dated: November 30, 2020	By:	/s/ Jodi Hedberg
Name: Jodi Hedberg Title: Chief Compliance Officer

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND B – CONSERVATIVE BOND FUND

By:	/s/ Kathleen F. Crane
Name: Kathleen F. Crane Title: Chief Financial Officer of Karpus Investment Management

CUSIP No. 95766Q106	13D	Page 8 of 8 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	100 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	2,300 Shares
Thomas M. Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
David D’Ambrosio	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,175 Shares
Marijoyce Ryan	Vice President of Fiduciary Services	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffin	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares
Carlos Manuel Yuste	Director	1125 Airport Road, Coatesville, PA 19320	0 Shares

SCHEDULE B

Transactions in the Shares during the past sixty (60) days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(675)	$12.60	9/24/2020
Purchase of Common Stock	5,900	$12.23	9/29/2020
Purchase of Common Stock	2,300	$12.19	9/30/2020
Sale of Common Stock	(41,800)	$12.21	10/1/2020
Sale of Common Stock	(11,500)	$12.13	10/5/2020
Sale of Common Stock	(2,350)	$12.29	10/28/2020
Purchase of Common Stock	129	$12.18	10/29/2020
Sale of Common Stock	(10,637)	$12.33	11/2/2020
Sale of Common Stock	(15,838)	$12.40	11/3/2020
Sale of Common Stock	(47,046)	$12.35	11/4/2020
Sale of Common Stock	(48,979)	$12.35	11/5/2020